(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒Form 10-Q	FORM 12b-25	SEC File Number: 0-4465
☐ Form N-SAR		CUSIP Number: 715709 10 9
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: February 28, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

Pervasip Corp.

Full name of registrant

Former name if applicable

75 South Broadway, Suite 400

Address of principal executive office (Street and number)

White Plains, New York 10601

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to our reduced staffing levels we experienced delays in closing our quarter, and consequently our independent registered public accounting firm was unable to complete its review of our Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010 will be filed on or before April 19, 2010, which is within the extension period provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Eric M. Hellige (212) 421-4100

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes   ☐ No

Our revenue for the three-month period ended February 28, 2010 decreased by approximately $218,000, or approximately 37%, to approximately $375,000 as compared to approximately $593,000 reported for the three-month period ended February 28, 2010.  The decrease in our revenues resulted from the loss of our largest customer in December 2009.

For the three-month period ended February 28, 2010, our gross profit amounted to approximately $63,000, which was a decrease of approximately $7,000 from the gross profit of approximately $70,000 reported in the three-month period ended February 28, 2009. The decrease was due to the reduction of revenue due to the loss of our largest customer.

Selling, general and administrative expenses decreased by approximately $279,000, or approximately 32%, to approximately $583,000 for the three-month period ended February 28, 2010 from approximately $862,000 reported in the same prior-year fiscal period. We made significant reductions to our salary and consulting expense for the period resulting in a saving of approximately $203,000.

             Depreciation and amortization expense for the three months ended February 28, 2009 was approximately $137,000. There was no depreciation and amortization expense recorded for the period ended February 28, 2010 due to the impairment loss that we recorded at November 30, 2009 and the expensing of all deferred financing costs at November 30, 2009.

Interest expense decreased by approximately $134,000 to approximately $328,000 for the three months ended February 28, 2010 as compared to approximately $462,000 for the three months ended February 28, 2009.  In fiscal 2010, we no longer use the effective interest method to record interest expense, as we did in fiscal 2009, because we wrote off all debt discounts at November 30, 2009.

The mark-to-market adjustment to our warrant liability resulted in warrant income for the three-month period ended February 28, 2009 of approximately $2,551,000, which was due to the decrease in the market value of our common stock from November 30, 2008 to February 28, 2009. There was no income or expense for mark-to-market adjustment in the three-month period ended February 28, 2010 due to a zero valuation of warrants held by our lender on November 30, 2009 and February 28, 2010.

Pervasip Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2010	By:	/s/ Paul H. Riss
Paul H Riss
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).